Sino-Global Shipping America, Ltd.

136-56 39th Ave, Suite 305

Flushing, NY 11354

March 14, 2014

By EDGAR Delivery

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Lyn Shenk, Linda Cvrkel, Theresa Messinese, Ryan Adams and Max Webb

Re:	Sino-Global Shipping America, Ltd.

Form 10-K for the period ended June 30, 2013

Filed September 27, 2013

File No. 001-34024

Dear Ms. Cvrkel:

On behalf of Sino-Global Shipping America, Ltd. (the “Company”), we hereby provide responses to the comments raised in that certain letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company dated March 5, 2014. For the Staff’s convenience, we have included the Staff’s comment verbatim above our response.

Form 10-K for Fiscal Year Ended June 30, 2013

Item 10. Directors, Executive Officers and Corporate Governance, page 20

Involvement in Certain Legal Proceedings

1.	In future filings, please remove knowledge qualifier in your discussion of legal proceedings.

Response:	We acknowledge the comment and will remove the knowledge qualifier in future discussions of legal proceedings.

Signatures, page 28

2.	Please confirm that in future filings you will revise your signature section to have two sections. The first section should be signed by the registrant and the second section should be signed on behalf of the registrant by its principal executive officer, principal financial officer, principal accounting officer or controller, and the majority of your board of directors in their individual capacities.

Response:	We acknowledge the comment and will so revise the signature section in future filings as requested.

Consolidated Statements of Operations and Comprehensive Loss, page F-3

Net Loss Attributed to Non-Controlling Interest

3.	We note that the net loss attributable to non-controlling interest decreased significantly from the year ended June 30, 2012 to June 30, 2013 as well as from the six months ended December 31, 2012 to the six months ended December 31, 2013. It appears based upon your consolidation policy in Note 1 that this amount represents the 10% of Sino-China’s (a VIE) net income not paid to the company. Please confirm that our understanding is correct in that the $777,141 net loss represents 10% of Sino-China’s total net loss for the period, or tell us how this amount is determined. Also, tell us why this amount decreased significantly between periods and provide enhanced disclosure in future filings that discusses any changes in this amount so that investors can understand how this amount is derived. Finally, remove the net loss total presented as the last line item in the Statement of Operations in accordance with ASC 810.

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Response:	The amount of net loss $777,141 attributable to non-controlling interest actually represents 100% of Sino-China’s total net loss for the period. Based on the VIE agreements between Sino-China and Trans Pacific, a wholly-owned subsidiary of Sino-Global, the non-controlling interest is entitled to 10% of the profits generated by Sino-China but needs to absorb 100% of the loss incurred. As disclosed in our consolidation policy in Note 2(b), “These agreements do not entitle the Company to any consideration if Sino-China incurs a net loss during its fiscal year.” Since Sino-China has been operating at a loss, we have been allocating 100% of its net loss to the non-controlling interest.

Over the past few years, Sino-China’s business has been significantly impacted by the slow down of the Chinese economy. The decrease in Sino-China’s net loss from fiscal 2012 to 2013 was due mainly to the reduction in selling and general and administrative expenses, partially offset by the decline in revenues and gross profit. In future filings, we will clarify our consolidation policy with respect to the accounting for the net loss of Sino-China and provide enhanced disclosure on the basis for changes in the amount of net loss attributable to non-controlling interests.

With respect to your comment on the Company’s Consolidated Statements of Operations and Comprehensive Loss, we believe the net loss total presented as the last line item in the Statement of Operations is necessary in showing the reconciliation from net loss to comprehensive loss attributable to the Company and should not be removed.

The Company is hopeful that the foregoing answers adequately address the Staff’s questions and looks forward to answering any further questions the Staff may have. You may contact me or the Company’s attorney, Anthony Basch (804.771.5725), with any further questions. In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Anthony S. Chan

Anthony S. Chan, CPA

Acting Chief Financial Officer

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